

Ferreyros

Exemption pursuant to Rule 12g3-2(b) **82-4567**
Submission of: **Other information**

ORGANIZACION
Ferreyros

Lima, January 12th, 2010

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

SUPPL

Dear Sirs:

List of our shareholders as of December 31th, had a participation higher than 5% of the shares with right to vote:

La Positiva Vida Seguros y Reaseguros S.A.	9.52%
RI-FONDO 3 (Prima AFP)	8.10%
HO-FONDO 2 (Horizonte AFP)	6.57%
Horseshoe Bay Limited	6.46%
IN-FONDO 3 (Integra AFP)	6.45%

Truly Yours,

Patricia Gastelumendi Lukis
Finance Division Manager
Stock Agent

1/19

www.ferreyros.com.pe
T 511 626 4000
Jr. Cristobal de Peralta Norte 820 Lima 33 Perú

Ferreyros

Exemption pursuant to Rule 12g3-2(b) **82-4567**
Submission of: Other information

ORGANIZACION
Ferreyros

Lima, January 12th,2010

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

Dear Sirs:

Please find attached the list of our shareholders as of December 31st , had a participation higher than 0.5% of the shares with right to vote.

Faithfully yours


Ferreyros

PATRICIA GASTELUMENDI LUKIS
Gerente División
Administración y Finanzas

www.ferreyros.com.pe
T 511 626 4000
Jr. Cristobal de Peralta Norte 820 Lima 33 Perú

Ferreyros | 85 años

FERREYROS S.A.A.

Martes, 12 de Enero de 2010

Sres.
CONASEV
Presente.-

COMUNICACIÓN GENERAL : Comunicación de Accionistas Mayores al 0.5%

De conformidad con lo establecido en el Reglamento de Propiedad Indirecta, Vinculación y Grupos Económicos, aprobado mediante Resolución CONASEV Nº 090-2005-EF/94.10, comunicamos la siguiente información:

Empresa: RUC 20100027292 FERREYROS S.A.A.
Periodo: DICIEMBRE - 2009

Listado de Acciones Comunes:

Nemonico: FERREYC1
Valor: FERREYROS S.A.
Nro.Total de Acciones: 424,816,167
Nro.Votos x Acción: 1

Listado de Accionistas:

Tipo	Documento	Nombre Denominación	Cod.Cavii	Nro.Acciones	Porcentaje	Nemonico
PJ	RUC 20215376916	BUSLETT S.A.	00771283	9,476,522	2.230735	FERREYC1
PJ	Otro 091212733 00	HO-FONDO3	00932309	13,025,016	3.066036	FERREYC1
PJ	Otro 09212740 00	PR-FONDO3	00932318	13,663,867	3.216419	FERREYC1
PJ	RUC 20100228352	CORPORACION CERVESUR S.A.A.	00924649	16,236,198	3.821935	FERREYC1
PJ	Otro 027012415	HIBISCUS CAPITAL LTD.	00787983	6,719,122	1.581654	FERREYC1
PJ	Otro 021015391	DUCKTOWN HOLDINGS	00913954	15,836,330	3.727808	FERREYC1
PJ	Otro 038013580	HORSESHOE BAY LIMITED	00852796	27,462,658	6.464598	FERREYC1
PJ	Otro 00932376	RI-FONDO2	00932376	16,062,945	3.781152	FERREYC1
PJ	Otro 09212592 00	RI-FONDO3	00932377	34,404,204	8.098610	FERREYC1
PJ	RUC 20454073143	LA POSITIVA VIDA SEGUROS Y REASEGUROS S.A.	00930744	40,459,772	9.524066	FERREYC1
PJ	Otro 00932306	HO-FONDO2	00932306	27,928,404	6.574233	FERREYC1
PJ	Otro 09212737 00	IN-FONDO3	00932289	27,380,436	6.445243	FERREYC1
PJ	RUC 20137909813	ÑORTENSIA S.A.	00262961	12,733,250	2.997355	FERREYC1
PJ	RUC 20136975669	INTERNATIONAL MACHINERY CO. S.A.	00280140	4,602,837	1.083489	FERREYC1
PJ	RUC 20121047072	FUNDACION MANUEL J. BUSTAMANTE DE LA FUENTE	00319217	2,223,049	0.523297	FERREYC1
PJ	Otro 09212739 00	PR-FONDO2	00932317	22,557,115	5.309853	FERREYC1
PJ	PJ Excep. 00932287	IN-FONDO2	00932287	17,740,683	4.176085	FERREYC1
PN Mayor	DNI 08191212	EDUARDO MONTERO ARAMBURU	00001932	19,023,228	4.477991	FERREYC1
PJ	RUC 20171049262	INVERSIONES VARESLI S.A.	00107243	6,368,509	1.499121	FERREYC1
PJ	RUC 20111691631	GONDOMAR S.A.	00031781	4,114,951	0.968643	FERREYC1
PN Mayor	DNI 08243243	BLANCA ARAMBURU DE MONTERO	00912563	3,133,282	0.737562	FERREYC1
PN Mayor	DNI 07277264	OSCAR ESPINOSA BEDOYA	00022556	2,547,015	0.599557	FERREYC1
PN Mayor	DNI 07270871	CARMEN ALVAREZ CALDERON DE FERREYROS	00791256	2,130,695	0.501557	FERREYC1
PJ	Otro 021009695	ATLANTIC SECURITY BANK	00701252	2,343,347	0.551614	FERREYC1

Tipo	Documento	Nombre/Denominacion	Cod.Cavali	Nro.Acciones	Porcentaje	Nemónico
PJ	RUC 20100210909	LA POSITIVA SEGUROS Y REASEGUROS S.A.	00074671	4,193,147	0.987050	FERREYC1
PJ	Otro 5020	MUSGRAVE FINANCE INCORPORATED	00937330	2,106,939	0.495965	FERREYC1
PJ	Otro 00942063	BCP ACCIONES FMIV	00942063	4,187,456	0.985710	FERREYC1
PJ	Otro 2008112802	ISHARES MSCI ALL PERU CAPPED INDEX FUND	01229008	2,679,608	0.630769	FERREYC1
PJ	RUC 20514900451	ING RENTA ACCIONES FMIV	00942445	2,271,452	0.534691	FERREYC1

Cordialmente,

PATRICIA GASTELUMENDI LUKIS
REPRESENTANTE LEGAL
FERREYROS S.A.A.